EX-99.77M

On December 12, 2008, Calvert Large Cap Value Fund (the “Fund”), through its Class A and Class Y shares, acquired substantially all of the net assets of the Summit Mutual Funds, Inc. Everest Fund (“Everest Fund”) pursuant to an Agreement and Plan of Reorganization dated October 31, 2008 and approved by shareholders on December 5, 2008.  The Boards for the Fund and Everest Fund approved the acquisition.  The acquisition was accomplished by a transfer of all assets and assumption of certain liabilities of the Everest Fund (valued at $61,753,526) to the Fund.  Following the transfer, 80,785 and 1,738,993 Class A and Class Y shares, respectively, of the Fund were distributed to shareholders in liquidation of the Everest Fund’s Class A and Class I shares, respectively.